SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Amendment No. 2

Symmetry Holdings Inc.

(Name of Issuer)

Warrants

(Title of Class of Securities)

871545117

(CUSIP Number)

Gilbert E. Playford

Symmetry Holdings Inc.

28 West 44th Street, 16th Floor

New York, NY 10036

646-429-1540

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 15, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

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1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gilbert E. Playford
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,321,722
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,321,722
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,321,722
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7%
14.		TYPE OF REPORTING PERSON IN

CUSIP No. 871545117	13D	Page 3 of 6 Pages

Introduction

This Amendment No. 2 amends and supplements the Schedule 13D filed on March 22, 2007, as amended on April 6, 2007, by Gilbert E. Playford (the “Statement”) relating to warrants (the “Warrants”) to purchase one share of common stock, par value $.001 per share (the “Common Stock”) per warrant issued by Symmetry Holdings Inc. (the “Issuer”). Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement and, unless amended or supplemented hereby, all information previously filed remains in effect.

Item 2.	Identity and Background.

Section (c) of Item 2 is hereby deleted and replaced in its entirety with the following:

(c)       Playford acquired 125,000 Warrants directly on March 12, 2007 upon the consummation of the Issuer’s initial public offering. On April 5, 2007, Playford transferred those 125,000 Warrants to the Gilbert E. Playford Revocable Trust (“Trust”), a revocable trust of which Playford is the settlor and sole trustee, by gift. As a result, Playford remains the beneficial owner of the Warrants owned by such trust. Additionally, Playford is the beneficial owner of 3,222,222 Warrants owned indirectly through Playford SPAC Portfolio, Ltd. (“Portfolio”), 500,000 Warrants owned indirectly through the Playford Family Limited Partnership (“Family LP”) and 750,000 Warrants owned indirectly through the Playford Grandkids Limited Partnership (“Grandkids LP”). On June 21, 2007, Playford Holdings Ltd. (“Holdings”) acquired 787,402 Warrants. On November 15, 2007, 312,500 Warrants owned indirectly through Holdings and 625,000 Warrants owned indirectly through the Gilbert E. Playford 2007 Charitable Remainder Trust U/A/O 6/12/07 ( the “2007 Charitable Remainder Trust”) were acquired. Playford is a 24.8% limited partner of Portfolio and Playford’s Grantor Retained Annuity Trust (the “GRAT”) is a 75% limited partner of Portfolio. The remaining .2% of the outstanding partnership interests is owned by the general partner of Portfolio, Playford SPAC Management Corp., of which Playford is the sole beneficial and record owner. Playford is also the sole member of Playford Management LLC. Playford Management LLC is the sole general partner of each of Family LP and Grandkids LP. Playford is the general partner of Holdings. Playford is the trustee of the 2007 Charitable Remainder Trust. Playford is the non-executive Chairman of Symmetry Holdings Inc., as well as the Chairman, Chief Executive Officer and President of GBS Gold, an international gold company.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby deleted and replaced in its entirety with the following:

On March 5, 2007, Portfolio acquired 3,222,222 Warrants in a private placement at a purchase price of $.90 per Warrant, for an aggregate purchase price of $2,899,999.90. Portfolio financed the purchase through the use of working capital contributed by Playford to Portfolio as a contribution of capital. Playford financed the contribution of capital from his personal funds. On March 12, 2007, Playford acquired 125,000 Warrants underlying units of the Issuer, each unit

CUSIP No. 871545117	13D	Page 4 of 6 Pages

consisting of one share of Common Stock and one Warrant, held directly by him. The purchase price was $8.00 per unit. Playford financed this purchase through the use of his personal funds. On April 5, 2007, Playford transferred those 125,000 Warrants to Trust, by gift. On April 4, 2007, Family LP and Grandkids LP acquired 500,000 and 750,000 Warrants, respectively, in open market purchases at a purchase price of $1.00 per Warrant, for an aggregate purchase price of $500,000 and $750,000, respectively. Family LP financed the purchase through a loan from Playford. Playford financed the loan from his personal funds. Grandkids LP financed the purchase through the use of working capital contributed by Playford as a contribution of capital. Playford financed the contribution of capital from his personal funds. On June 21, 2007, Holdings acquired 787,402 Warrants. Holdings financed the purchase through the use of funds contributed by Playford through the use of his personal funds. On November 15, 2007, Holdings and the 2007 Charitable Remainder Trust acquired 312,500 and 625,000 Warrants, which were part of units, respectively, in a private placement at a purchase price of $8.00 per unit. Holdings financed the purchase through the use of working capital contributed by Playford to Holdings as a contribution of capital. Playford financed the contribution of capital from his personal funds. The 2007 Charitable Remainder Trust financed the purchase from funds contributed as a contribution of principal from Playford. Playford financed the contribution of principal through the use of his personal funds.

Item 4.	Purpose of Transaction.

Item 4 is hereby deleted and replaced in its entirety with the following:

Playford does not at the present time have any plans or proposals which relate to or would result in:

(a)

The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except the acquisition of shares underlying Warrants directly or indirectly owned by him as of the date hereof;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;

CUSIP No. 871545117	13D	Page 5 of 6 Pages

(g)	Changes in the Issuer’s Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby deleted and replaced in its entirety with the following:

As of the date hereof, Playford may be deemed to be the indirect beneficial owner of 6,321,722 Warrants, over which he has shared voting and shared dispositive power, through the ownership of such Warrants by Portfolio, Trust, Playford Family LP, Grandkids LP, Holdings and the 2007 Charitable Remainder Trust, as more fully described in Item 2(c) above. The 6,321,722 Warrants beneficially owned by Playford represent 24.7% of the issued and outstanding Warrants, based on 25,312,500 warrants issued and outstanding at November 15, 2007.

The following sets forth certain information regarding all transactions in the Common Stock that were effected by Playford during the past sixty days:

Date	Amount Bought (Sold)	Price	Where and How Effected
11/15/2007	937,500 Units, each Unit consisting of one shares of common stock and one warrant to purchase one share of common stock	$8.00 per Unit	Private Placement

CUSIP No. 871545117	13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2007	/s/ Corrado De Gasperis
Name: Corrado De Gasperis, Attorney-in-Fact for Gilbert E. Playford